Exhibit 99.1 Press release

International Road Dynamics, a Quarterhill Company, Awarded $5.0 Million Contract

Long-term contract bolsters recurring revenue stream

OTTAWA, Canada – July 25, 2017 – Quarterhill Inc. (“Quarterhill”) (TSX:QTRH) (NASDAQ:QTRH), announces today that its wholly owned subsidiary, International Road Dynamics Inc. (“IRD”), has been awarded a new five-year contract valued at up to $5.0 million with the British Columbia Ministry of Transportation and Infrastructure for the continuation of maintenance and services for the Weigh2GoBC Program.

Under terms of the contract, IRD will provide ongoing maintenance and technical support services for a five-year period.  The contract also includes options for enhancements and upgrades and for the provision of Weigh2GoBC software, hardware, and implementation services to be deployed to additional sites to expand the system network.

“We are pleased to receive this long-term commitment for the Weigh2GoBC Program,” said Terry Bergan President and CEO of IRD.  “This contract adds to our recurring revenues and supports our corporate strategy of growth in our Maintenance and Service business.”

Weigh2GoBC is a network of Weigh-In-Motion and Automatic Vehicle Identification (“AVI”) technologies designed to enable more efficient movement of commercial vehicles throughout the province.  Once a commercial vehicle (equipped with a transponder) in the Weigh2GoBC Program has been initially checked at a Weigh2GoBC enabled station, it can be given a bypass at all subsequent inspection stations for up to the next 24 hours.

Since 2009, the Weigh2GoBC Program has resulted in over $23 million in savings for carriers with respect to driver time and fuel.  The number of green lights (or bypasses) issued to drivers is more than 1.3 million which translates into 1.5 million kilograms of Greenhouse Gas (“GHG”) savings.  Every bypass saves 1.12 kilograms of GHG.

IRD provided the on-site technology, software, integration, and maintenance/service for all the Weigh2GoBC sites.  There are 11 locations throughout the province, and the Ministry has plans for additional sites.

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry.  IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas.  Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructures.

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong

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Press release

intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

Interim CEO

Quarterhill Inc.

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com

Terry Bergan

President and CEO

International Road Dynamics Inc.

T: 306.653.6600

E: terry.bergan@irdinc.com

www.quarterhill.com© copyright Quarterhill 20172